Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Progress

in Commercial Defamation Dispute

HONG KONG, Sept. 08, 2020 – UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced positive developments in actions against SIMO Holdings Inc. (“SIMO”) and its subsidiaries, including a patent infringement case in the U.S. and a commercial defamation case in China, both instituted by uCloudlink’s subsidiaries.

1.	Patent Infringement Case

On August 16, 2018, HongKong uCloudlink Network Technology Limited and Ucloudlink (America), Ltd. filed a patent infringement complaint against SIMO and its subsidiary Skyroam, Inc. at the United States District Court in Northern District of California (“NDCA”) claiming patent infringement. In this action, certain SIMO entities, including the defendants in the patent infringement action, counterclaimed misappropriation of their trade secrets by uCloudlink entities. NDCA dismissed the counterclaims with prejudice on September 12, 2019.

SIMO moved NDCA for leave to file a motion to reconsider NDCA’s prior “dismissal with prejudice” decision and modify that decision to “dismissal without prejudice”.  On August 26, 2020, SIMO’s motion was denied by NDCA.

2.	Commercial Defamation Case

On January 16, 2019, Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen uCloudlink”) filed a lawsuit against Shenzhen Skyroam Technology Co., Limited (“Skyroam”) and its legal representative Liu Jing at the People’s Court of Nanshan District in Shenzhen, China (the “Shenzhen Court”), claiming commercial defamation.  Shenzhen uCloudlink complained that Skyroam and Liu Jing had published or spread on the Internet a large number of articles containing untrue information that uCloudlink’s products infringed Skyroam’s patent rights.

The Shenzhen Court heard the case on October 21, 2019 and entered its judgment in favor of Shenzhen uCloudlink on July 14, 2020. In particular, Liu Jing and Skyroam are held to be jointly liable to Shenzhen uCloudlink for the commercial defamation. The two defendants were ordered to compensate Shenzhen uCloudlink in the amount of RMB100,000 and bear the litigation costs. They are also required to issue public statements to neutralize the negative impacts of the online articles they published or spread on uCloudlink.

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, all while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: http://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com

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